Mail Stop 4561

June 4, 2009

Mr. David J. Gunter
Executive Vice President and Chief Financial Officer
Ocwen Financial Corporation
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

> **Re:** **Ocwen Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 1-13219**

Dear Mr. Gunter:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Mortgage Servicing Fees and Advances, page F-11

1.   The staff notes the significant increase in loan modifications made during fiscal 2008 and into fiscal 2009. So that we may have a better understanding of the

Company's contractual funding obligations under the servicing and/or subservicing agreements please address the following:

- Specifically address the process the Company undertakes in determining whether they have the right to cease making payments for each of the different types of required advances;
- Address where these rights are specified;
- Tell us why each of the different types of advances are considered to be of a higher priority (i.e. top of the waterfall) when determining how the loan proceeds from the various loan pools are to be distributed;
- Tell us whether there have been any disputes between the Company and the investment trusts regarding payments;
- Tell us whether there have been any "shortfalls" after taking into consideration all reimbursements from payments, repayments and liquidation proceeds. Tell us the amount of these shortfalls recognized in each of the reporting periods presented. As part of your response address the disclosure that payments can be made from the proceeds received on other loan pools.

2.   As a related matter, please revise your disclosure in future filings to clearly disclose how you evaluate advances for collectability and discuss the specific terms of the trust agreements that mitigate your risk of loss. In addition, specifically disclose your accounting policy and loss mitigation techniques related to those trusts for which you do not have the authority to stop making advances when borrowers cease making payments.

Note 7 – Match Funded Advances, page F-22

3.   We note your disclosure that the holders of the debt issued by the SPEs *generally* can look only to the assets of the issuer for satisfaction of the debt and have no recourse against the company (with the exception of the match funded facility guaranteed by OLS). Given the significance of your match funded advances to your total assets, please revise your disclosure to clarify whether you have any exposure to losses realized on these advances and if so, to what extent.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3426 if you have any questions regarding the above comments.

Sincerely,

Angela Connell
Reviewing Accountant